UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended March 31, 2016
Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare
L-1610 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PACIFIC DRILLING S.A.

As used in this report on Form 6-K (this “Form 6-K”), unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “U.S. $” and “$” in this report are to, and amounts are represented in, United States dollars.
The information and our unaudited condensed consolidated financial statements in this Form 6-K should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2015 (our “2015 Annual Report”) filed with the Securities and Exchange Commission (“SEC”) on March 1, 2016. We prepare our unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

PART I — FINANCIAL INFORMATION
Item 1 — Financial Statements (Unaudited)
Unaudited Condensed Consolidated Financial Statements
PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(in thousands, except per share information) (unaudited)

	Three Months Ended March 31,
	2016	2015
Revenues
Contract drilling	$205,378	$283,392
Costs and expenses
Operating expenses	(78,973)	(117,669)
General and administrative expenses	(15,126)	(16,366)
Depreciation expense	(68,076)	(57,072)
	(162,175)	(191,107)
Operating income	43,203	92,285
Other income (expense)
Interest expense	(45,493)	(36,709)
Other income (expense)	1,632	(2,051)
Income (loss) before income taxes	(658)	53,525
Income tax expense	(1,853)	(1,795)
Net income (loss)	$(2,511)	$51,730
Earnings (loss) per common share, basic (Note 5)	$(0.01)	$0.24
Weighted-average number of common shares, basic (Note 5)	211,209	213,627
Earnings (loss) per common share, diluted (Note 5)	$(0.01)	$0.24
Weighted-average number of common shares, diluted (Note 5)	211,209	213,686
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Comprehensive Income
(in thousands) (unaudited)

	Three Months Ended March 31,
	2016	2015
Net income (loss)	$(2,511)	$51,730
Other comprehensive loss:
Unrecognized loss on derivative instruments	(5,080)	(10,710)
Reclassification adjustment for loss on derivative instruments realized in net income (Note 7)	2,241	2,601
Reclassification adjustment for loss on derivative instruments realized in property and equipment (Note 7)	585	—
Total other comprehensive loss	(2,254)	(8,109)
Total comprehensive income (loss)	$(4,765)	$43,621
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands, except par value) (unaudited)

	March 31, 2016	December 31, 2015
Assets:
Cash and cash equivalents	$407,273	$116,033
Accounts receivable	137,459	168,050
Materials and supplies	96,233	98,243
Deferred costs, current	10,714	10,582
Prepaid expenses and other current assets	18,783	14,312
Total current assets	670,462	407,220
Property and equipment, net	5,097,755	5,143,556
Long-term receivable	202,575	202,575
Other assets	38,210	39,369
Total assets	$6,009,002	$5,792,720
Liabilities and shareholders’ equity:
Accounts payable	$23,292	$44,167
Accrued expenses	36,347	44,221
Long-term debt, current	76,724	76,793
Accrued interest	36,997	16,442
Derivative liabilities, current	7,084	7,483
Deferred revenue, current	47,904	49,227
Total current liabilities	228,348	238,333
Long-term debt, net of current maturities	3,005,557	2,768,877
Deferred revenue	49,304	60,639
Other long-term liabilities	36,339	32,816
Total long-term liabilities	3,091,200	2,862,332
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 shares issued and 211,209 and 211,207 shares outstanding as of March 31, 2016 and December 31, 2015, respectively	2,185	2,185
Additional paid-in capital	2,383,584	2,381,420
Treasury shares, at cost	(30,000)	(30,000)
Accumulated other comprehensive loss	(25,744)	(23,490)
Retained earnings	359,429	361,940
Total shareholders’ equity	2,689,454	2,692,055
Total liabilities and shareholders’ equity	$6,009,002	$5,792,720
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Shareholders’ Equity
(in thousands) (unaudited)

	Common Shares		Additional Paid-In Capital	Treasury Shares		Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount		Shares	Amount
Balance at December 31, 2015	211,207	$2,185	$2,381,420	21,563	$(30,000)	$(23,490)	$361,940	$2,692,055
Shares issued under share-based compensation plan	2	—	—	(2)	—	—	—	—
Share-based compensation	—	—	2,164	—	—	—	—	2,164
Other comprehensive loss	—	—	—	—	—	(2,254)	—	(2,254)
Net loss	—	—	—	—	—	—	(2,511)	(2,511)
Balance at March 31, 2016	211,209	$2,185	$2,383,584	21,561	$(30,000)	$(25,744)	$359,429	$2,689,454
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands) (unaudited)

	Three Months Ended March 31,
	2016	2015
Cash flow from operating activities:
Net income (loss)	$(2,511)	$51,730
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	68,076	57,072
Amortization of deferred revenue	(12,658)	(22,689)
Amortization of deferred costs	2,835	8,483
Amortization of deferred financing costs	3,625	2,725
Amortization of debt discount	323	227
Deferred income taxes	1,715	(5,507)
Share-based compensation expense	2,164	3,107
Changes in operating assets and liabilities:
Accounts receivable	30,591	65,374
Materials and supplies	2,010	(4,085)
Prepaid expenses and other assets	(7,055)	2,412
Accounts payable and accrued expenses	(2,412)	(11,404)
Deferred revenue	—	491
Net cash provided by operating activities	86,703	147,936
Cash flow from investing activities:
Capital expenditures	(28,588)	(57,503)
Net cash used in investing activities	(28,588)	(57,503)
Cash flow from financing activities:
Net payments from shares issued under share-based compensation plan	—	(42)
Proceeds from long-term debt	235,000	180,000
Payments on long-term debt	(1,875)	(288,375)
Payments for financing costs	—	(500)
Purchases of treasury shares	—	(16,442)
Net cash provided by (used in) financing activities	233,125	(125,359)
Net increase (decrease) in cash and cash equivalents	291,240	(34,926)
Cash and cash equivalents, beginning of period	116,033	167,794
Cash and cash equivalents, end of period	$407,273	$132,868
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 1 — Nature of Business
Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to being the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our high-specification rigs to drill wells for our clients.
Note 2 — Significant Accounting Policies
Basis of Presentation — Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the Securities and Exchange Commission. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. Our unaudited condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of financial position, results of operations and cash flows for the presented interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016 or for any future period. The accompanying unaudited condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2015.
Principles of Consolidation — Our unaudited condensed consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate all intercompany transactions and balances in consolidation.
We are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and PIDWAL has a 50% ownership interest in two of our rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd. PIDWAL’s interest in the rig holding subsidiaries is held through a holding company of PIDWAL, Pacific Drillship Nigeria Limited (“PDNL”). Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise, PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. PIDWAL and PDNL are variable interest entities for which we are the primary beneficiary. Accordingly, we consolidate all interests of PIDWAL and PDNL and no portion of their operating results is allocated to the noncontrolling interest.
In addition to the joint venture agreement, we are a party to marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the three months ended March 31, 2016 and 2015, we incurred fees of $2.9 million and $3.1 million, respectively, under such agreements.
Recently Adopted Accounting Standards
Debt Issuance Costs — On April 7, 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Interest - Imputation of Interest (Subtopic 835-30) - Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. We adopted the standard effective January 1, 2016 on a retrospective basis, which resulted in the netting of our deferred financing costs against long-term debt balances on our consolidated balance sheets for the periods presented (see Note 4). Deferred financing costs related to our revolving credit facility were reclassified to prepaid expenses and other current assets, and other assets. The adoption had no impact to our operating results or cash flows for the current and prior periods.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Recently Issued Accounting Standards
Revenue Recognition — On May 28, 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard will replace most existing revenue recognition guidance under GAAP when it becomes effective. The standard will be effective for annual periods and interim periods beginning after December 15, 2017. We plan to adopt the new standard on January 1, 2018. The standard permits the use of either the retrospective or cumulative effect transition method. We have not yet selected a transition method, and we are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.
Deferred Taxes — On November 20, 2015, FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The new guidance, however, does not change the existing requirement that only permits offsetting within a tax jurisdiction. The standard will be effective for annual and interim periods beginning after December 15, 2016, and may be applied prospectively or retrospectively. We have not yet selected a transition method, but plan to adopt the standard effective January 1, 2017. We expect that it will result in the reclassification of our deferred tax balances from current to long-term on our consolidated balance sheets. As of March 31, 2016 and December 31, 2015, our current deferred tax assets and current deferred tax liabilities were $2.0 million and $2.1 million, respectively.
Leases — On February 25, 2016, FASB issued ASU 2016-02, Leases, which requires the balance sheet recognition of lease assets and lease liabilities by lessees for virtually all of their leases. Lessees and lessors will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. These practical expedients relate to the identification and classification of leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date, and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. The standard will be effective for our annual and interim periods beginning January 1, 2019, although early adoption is permitted. We have not yet determined our implementation method upon adoption, and we are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.
Share-based Payments — On March 30, 2016, FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which requires recognition of the income tax effects of equity awards in the income statement when the awards vest or are settled. The standard also allows employers to withhold shares upon settlement of an award for an amount up to the employees’ maximum individual tax rate in the relevant jurisdiction without resulting in liability classification of the award. The standard permits entities to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards. The standard will be effective for our annual and interim periods beginning January 1, 2017, although early adoption is permitted. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.
Note 3 — Property and Equipment
Property and equipment consists of the following:

	March 31, 2016	December 31, 2015
	(in thousands)
Drillships and related equipment	$5,877,413	$5,856,564
Other property and equipment	16,166	14,938
Property and equipment, cost	5,893,579	5,871,502
Accumulated depreciation	(795,824)	(727,946)
Property and equipment, net	$5,097,755	$5,143,556

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 4 — Debt
Debt consists of the following:

	March 31, 2016	December 31, 2015
	(in thousands)
Due within one year:
2018 Senior Secured Term Loan B	$7,500	$7,500
Senior Secured Credit Facility	82,083	82,083
Less: unamortized deferred financing costs	(12,859)	(12,790)
Total current debt	76,724	76,793
Long-term debt:
2017 Senior Secured Notes	499,022	498,887
2018 Senior Secured Term Loan B	720,270	721,958
2013 Revolving Credit Facility	285,000	50,000
Senior Secured Credit Facility	775,000	775,000
2020 Senior Secured Notes	750,000	750,000
Less: unamortized deferred financing costs	(23,735)	(26,968)
Total long-term debt	3,005,557	2,768,877
Total debt	$3,082,281	$2,845,670

2017 Senior Secured Notes
In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, and the Company, as guarantor, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured notes due 2017 (the “2017 Senior Secured Notes”). The 2017 Senior Secured Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1, and mature on December 1, 2017.
The 2017 Senior Secured Notes are secured by a first-priority security interest (subject to certain exceptions) in the Pacific Khamsin, and substantially all of the other assets of PDV, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.
As of March 31, 2016, we were in compliance with all 2017 Senior Secured Notes covenants.
Senior Secured Credit Facility Agreement
In February 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “SSCF Borrowers”) and the Company, as guarantor, entered into a senior secured credit facility agreement, as amended and restated (the “SSCF”), to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “SSCF Vessels”). The SSCF is primarily secured on a first priority basis by liens on the SSCF Vessels, and by an assignment of earnings and insurance proceeds relating thereto.
In 2015, we completed the final drawdown under this facility, resulting in a cumulative total drawdown of $985.0 million. We do not have any undrawn capacity on this facility as of March 31, 2016.
Following the final drawdown, the SSCF consisted of two principal tranches: (i) a Commercial Tranche of $492.5 million provided by a syndicate of commercial banks and (ii) a Garanti - Instituttet for Eksportkreditt (“GIEK”) Tranche of $492.5 million guaranteed by GIEK, comprised of two sub-tranches: (x) an Eksportkreditt Norge AS (“EKN”) sub-tranche of $246.3 million and (y) a bank sub-tranche of $246.3 million.
Borrowings under (A) the Commercial Tranche bear interest at London Interbank Offered Rate (“LIBOR”) plus a margin of 3.75%, (B) the EKN sub-tranche bear interest, at our option, at (i) LIBOR plus a margin of 1.5% (which margin may be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate of 2.37%, and (C) the bank sub-tranche bear interest at LIBOR plus a margin of 1.5%. Borrowings under both sub-tranches are also subject to a guarantee fee of 2% per annum. Interest is payable quarterly. The SSCF requires semiannual amortization payments of $41.0 million. We have entered into interest rate swaps to hedge against fluctuations in LIBOR, see Note 7.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

The Commercial Tranche matures on May 31, 2019. Loans made with respect to the Pacific Sharav under the GIEK Tranche mature on May 12, 2026. Loans made with respect to the Pacific Meltem under the GIEK Tranche mature on November 24, 2026. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced or renewed on or before February 28, 2019. If the GIEK Tranche put option is exercised, each SSCF Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind.
As of March 31, 2016, we were in compliance with all SSCF covenants.
2020 Senior Secured Notes
On June 3, 2013, we completed a $750.0 million private placement of 5.375% senior secured notes due 2020 (the “2020 Senior Secured Notes”). The 2020 Senior Secured Notes bear interest at 5.375% per annum, payable semiannually on June 1 and December 1, and mature on June 1, 2020.
The 2020 Senior Secured Notes are guaranteed by each of our subsidiaries that own the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Shared Collateral Vessels”), each of our subsidiaries that own or previously owned equity or similar interests in a Shared Collateral Vessel-owning subsidiary, and certain other of our subsidiaries that are parties to charters in respect of the Shared Collateral Vessels, and will be guaranteed by certain other future subsidiaries. The indenture for the 2020 Senior Secured Notes allows for the issuance of up to $100.0 million of additional notes provided no default is continuing and we are otherwise in compliance with all applicable covenants.
The 2020 Senior Secured Notes are secured, on an equal and ratable, first priority basis, with the obligations under the Senior Secured Term Loan B (as defined below), the 2013 Revolving Credit Facility (as defined below) and certain future obligations (together with the 2020 Senior Secured Notes, the “Pari Passu Obligations”), subject to payment priorities in favor of lenders under the 2013 Revolving Credit Facility pursuant to the terms of an intercreditor agreement (the “Intercreditor Agreement”), by liens on the Shared Collateral Vessels, a pledge of the equity of the entities that own the Shared Collateral Vessels, assignments of earnings and insurance proceeds with respect to the Shared Collateral Vessels, and certain other assets of the subsidiary guarantors (collectively, the “Shared Collateral”).
As of March 31, 2016, we were in compliance with all 2020 Senior Secured Notes covenants.
2018 Senior Secured Institutional Term Loan – Term Loan B
On June 3, 2013, we entered into a $750.0 million senior secured institutional term loan maturing 2018 (the “Senior Secured Term Loan B”). The Senior Secured Term Loan B bears interest, at our election, at either (1) LIBOR, which will not be less than a floor of 1% plus a margin of 3.5% per annum, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the highest rate in each case plus a margin of 2.5% per annum. Interest is payable quarterly. The Senior Secured Term Loan B requires quarterly amortization payments of $1.9 million and matures on June 3, 2018.
The Senior Secured Term Loan B has an accordion feature that would permit additional loans to be extended so long as our total outstanding obligations in connection with the Senior Secured Term Loan B and the 2020 Senior Secured Notes do not exceed $1.7 billion.
The Senior Secured Term Loan B is secured by the Shared Collateral and subject to the terms and provisions of the Intercreditor Agreement.
As of March 31, 2016, we were in compliance with all Senior Secured Term Loan B covenants.
2013 Revolving Credit Facility
On June 3, 2013, we entered into a $500.0 million senior secured revolving credit facility maturing 2018 (as amended, the “2013 Revolving Credit Facility”). The 2013 Revolving Credit Facility is secured by the Shared Collateral and subject to the provisions of the Intercreditor Agreement.
Borrowings under the 2013 Revolving Credit Facility bear interest, at our option, at either (1) LIBOR plus a margin ranging from 3.25% to 3.75% based on our leverage ratio, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

highest rate in each case plus a margin ranging from 2.25% to 2.75% per annum based on our leverage ratio. Undrawn commitments accrue a fee ranging from 1.3% to 1.5% per annum based on our leverage ratio. Interest is payable quarterly. We have entered into interest rate swaps to hedge against fluctuations in LIBOR, see Note 7.
The 2013 Revolving Credit Facility permits loans to be extended up to a maximum sublimit of $500.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit. Outstanding but undrawn letters of credit accrue a fee at a rate equal to the margin on LIBOR loans minus 1%. The 2013 Revolving Credit Facility matures on June 3, 2018.
As of March 31, 2016, we were in compliance with all 2013 Revolving Credit Facility covenants.
Note 5 — Earnings per Share
The following reflects the income and the share data used in the basic and diluted earnings (loss) per share computations:

	Three Months Ended March 31,
	2016	2015
	(in thousands, except per share information)
Numerator:
Net income (loss), basic and diluted	$(2,511)	$51,730
Denominator:
Weighted-average number of common shares outstanding, basic	211,209	213,627
Effect of share-based compensation awards	—	59
Weighted-average number of common shares outstanding, diluted	211,209	213,686
Earnings (loss) per share:
Basic	$(0.01)	$0.24
Diluted	$(0.01)	$0.24

The following table presents the share effects of share-based compensation awards excluded from our computations of diluted earnings per share as their effect would have been anti-dilutive for the periods presented:

	Three Months Ended March 31,
	2016	2015
	(in thousands)
Share-based compensation awards	8,112	11,200
Note 6 — Income Taxes
We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of March 31, 2016 and December 31, 2015, we had $25.0 million and $24.9 million, respectively, of unrecognized tax benefits (excluding interest and penalties) which were included in other long-term liabilities on our consolidated balance sheet. The entire balance of unrecognized tax benefits as of March 31, 2016 would favorably impact our effective tax rate if recognized. Included on our balance sheet as of March 31, 2016 and December 31, 2015 were $3.1 million and $2.5 million, respectively, of interest and penalties related to unrecognized tax benefits.
Note 7 — Derivatives
We are currently exposed to market risk from changes in interest rates and foreign exchange rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

On May 30, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with an effective date of June 3, 2013. The interest rate swap has a notional value of $712.5 million, does not amortize and matures on December 3, 2017. On a quarterly basis, we pay a fixed rate of 1.56% and receive the maximum of 1% or three-month LIBOR.
On June 10, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with an effective date of July 1, 2014. The interest rate swap has a notional value of $400.0 million, does not amortize and matures on July 1, 2018. On a quarterly basis, we pay a fixed rate of 1.66% and receive three-month LIBOR.
On December 17, 2014, we entered into a series of foreign currency forward contracts as a cash flow hedge against future exchange rate fluctuations between the Euro and U.S. Dollar. We use the forward contracts to hedge Euro payments for forecasted capital expenditures. As of March 31, 2016, the remaining forward contracts have a notional value of €3.8 million and will be settled in December 2016. Upon settlement, we will pay U.S. Dollars and receive Euros at a forward rate of $1.27. As a result of partially settling the effective hedge for the three months ended March 31, 2016, we incurred a net cash outflow of $0.6 million and reclassified the amount from accumulated other comprehensive income to property and equipment.
The following table provides data about the fair values of derivatives that are designated as hedge instruments:

Derivatives Designated as Hedging Instruments	Balance Sheet Location	March 31, 2016	December 31, 2015
		(in thousands)
Short-term—Interest rate swaps	Derivative liabilities, current	$(6,214)	$(5,899)
Long-term—Interest rate swaps	Other long-term liabilities	(3,090)	(238)
Short-term—Foreign currency forward contracts	Derivative liabilities, current	(870)	(1,584)
Total		$(10,174)	$(7,721)
We have elected not to offset the fair value of derivatives subject to master netting agreements, but to report them on a gross basis on our condensed consolidated balance sheets.

The following table summarizes the cash flow hedge gains and losses:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Other Comprehensive Income (“OCI”) for the Three Months Ended March 31,		Loss Reclassified from Accumulated OCI into Income for the Three Months Ended March 31,		Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing) for the Three Months Ended March 31,
	2016	2015	2016	2015	2016	2015
	(in thousands)
Interest rate swaps	$(2,968)	$(5,206)	$2,241	$2,601	$—	$—
Foreign currency forward contracts	$714	$(2,903)	$—	$—	$—	$—

As of March 31, 2016, the estimated amount of net losses associated with derivative instruments that would be reclassified from accumulated other comprehensive loss to earnings during the next twelve months was $7.0 million. During the three months ended March 31, 2016 and 2015, we reclassified losses of $2.0 million and $2.4 million to interest expense and $0.2 million and $0.2 million to depreciation from accumulated other comprehensive loss, respectively.
Note 8 — Fair Value Measurements
We estimated fair value by using appropriate valuation methodologies and information available to management as of March 31, 2016 and December 31, 2015. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.
The estimated fair value of accounts receivable, accounts payable and accrued expenses approximated their carrying value due to their short-term nature. It is not practicable to estimate the fair value of our receivable from SHI (as defined in Note 9). The estimated fair value of our SSCF debt and 2013 Revolving Credit Facility approximated carrying value because

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

the variable rates approximate current market rates. The following table presents the carrying value and estimated fair value of our other long-term debt instruments:

	March 31, 2016		December 31, 2015
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in thousands)
2017 Senior Secured Notes	$499,022	$183,125	$498,887	$250,000
2018 Senior Secured Term Loan B	727,770	229,248	729,458	307,125
2020 Senior Secured Notes	750,000	232,500	750,000	322,500
We estimate the fair values of our variable-rate and fixed-rate debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.
The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	March 31, 2016
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$(9,304)	—	$(9,304)	—
Foreign currency forward contracts	$(870)	—	$(870)	—

	December 31, 2015
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$(6,137)	—	$(6,137)	—
Foreign currency forward contracts	$(1,584)	—	$(1,584)	—
We use an income approach to value assets and liabilities for outstanding interest rate swaps and foreign currency forward contracts. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates and forward rates. The determination of the fair values above incorporated various factors, including the impact of the counterparty’s non-performance risk with respect to our financial assets and our non-performance risk with respect to our financial liabilities.
See Note 7 for further discussion of our use of derivative instruments and their fair values.
Note 9 — Commitments and Contingencies
Commitments — As of March 31, 2016, we had no material commitments.
Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and debt repayments. Primary sources of funds for our short-term liquidity needs are expected to be our cash balances and cash flow generated from operating and financing activities, which includes availability under the 2013 Revolving Credit Facility. We believe that these sources will provide sufficient liquidity over the next twelve months to fund our working capital needs and scheduled payments on our long-term debt.
Customs Bonds—As of March 31, 2016, we were contingently liable under certain customs bonds totaling approximately $154.9 million issued as security in the normal course of our business.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Contingencies — It is to be expected that we and our subsidiaries will routinely be involved in litigation and disputes arising in the ordinary course of our business.

On April 16, 2013, Transocean Offshore Deepwater Drilling, Inc. (“Transocean”) filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents, which was supplemented by an Amended Complaint filed on May 13, 2013. In its Amended Complaint, Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. On May 31, 2013, we filed our Answer to the Amended Complaint and our Counterclaims seeking Declaratory Judgments that we do not infringe the asserted Transocean patents and that such patents are invalid and unenforceable. The trial was set for August 8, 2016; however, the Court has granted a stay of the litigation pending the resolution of three Inter Partes Reviews (“IPRs”) instituted by the U.S. Patent and Trademark Office (“PTO”) on March 28, 2016 with respect to the same three patents that are the subject of Transocean’s litigation against us. The PTO instituted the IPRs upon the petition of Seadrill Americas, Inc., Seadrill Gulf Operations Auriga, LLC, Seadrill Gulf Operations Vela, LLC and Seadrill Gulf Operations Neptune, LLC (collectively, “Seadrill”) based on a finding by the PTO that there is a reasonable likelihood that Seadrill will succeed in proving that at least one of the asserted claims of each of the Transocean patents is invalid. Resolution of the IPRs is expected by the end of March 2017. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material adverse effect on our financial position, results of operations or cash flows.

On October 29, 2015, we exercised our right to rescind the construction contract with Samsung Heavy Industries (“SHI”) for the drillship the Pacific Zonda (the “Construction Contract”) due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. SHI rejected our rescission, and on November 25, 2015, formally commenced arbitration proceedings against us in London under the Arbitration Act 1996 before a tribunal of three arbitrators (as specified in the Construction Contract). SHI claims that we wrongfully rejected their tendered delivery of the drillship and seeks the final installment of the purchase price under the Construction Contract. On November 30, 2015, we made demand under the third party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained. Pursuant to a mutually agreed scheduling order, SHI filed its claims submission on January 29, 2016. We responded with our defense and counterclaim on February 26, 2016 and, in addition to seeking repayment of our advance payments made under the Construction Contract, our counterclaim also seeks the return of our purchased equipment, or the value of such equipment, and damages for our wasted expenditures. SHI submitted their response to our defense and counterclaim on April 11, 2016, and our reply is due in May 2016. We expect a hearing to be held in early 2017, and we do not believe that the ultimate outcome resulting from this arbitration will have a material adverse effect on our financial position, results of operations or cash flows.
Note 10 — Supplemental Cash Flow Information
Within our condensed consolidated statements of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the three months ended March 31, 2016 and 2015, changes in accrued capital expenditures were $(5.1) million and $0.2 million, respectively.
During the three months ended March 31, 2016 and 2015, non-cash amortization of deferred financing costs and accretion of debt discount totaling $0 and $1.2 million were capitalized to property and equipment, respectively. Accordingly, these amounts are excluded from capital expenditures in our condensed consolidated statements of cash flows for the three months ended March 31, 2016 and 2015.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 11 — Subsequent Events
Following March 31, 2016, we received notification from Total Upstream Nigeria Limited, a subsidiary of Total S.A. (“Total”), of its intent to terminate the drilling contract for the Pacific Scirocco for convenience with effect as of May 19, 2016, and affirming its commitment to honor the contract terms, which provide for payment of 80% of the current dayrate for the remainder of the term through January 19, 2017. We continue to engage in discussions with Total regarding alternatives to early termination.
Following March 31, 2016, we repurchased $14.0 million of our 2017 Senior Secured Notes for a purchase price of $5.2 million plus accrued interest.
On May 2, 2016, we announced that our Board has approved, subject to shareholder approval at an extraordinary general meeting to be held on May 24, 2016, a 10-for-1 reverse stock split to take effect on May 24, 2016. The reverse stock split is intended to increase the per share trading price of our common shares in order to satisfy the continued listing requirements of the New York Stock Exchange.

Item 2 — Operating and Financial Review and Prospects
Overview
Our primary business is to contract our fleet of high-specification rigs to drill wells for our clients. We are focused on the high-specification segment of the floating rig market. The term “high-specification,” as used in the floating rig drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider high-specification requirements to include rigs capable of drilling in water depths of more than 7,500 feet or projects requiring advanced operating capabilities, such as high hook-loads (>1,000 tons), large accommodations (200+ beds), increased mud storage and pumping capacity, and high deck-load and space capabilities.
Our Fleet
The following table sets forth certain information regarding our fleet of high-specification drillships as of April 29, 2016:

Rig Name	Delivered	Water Depth (in feet)	Drilling Depth (in feet)	Customer
Pacific Bora(a)	2010	10,000	37,500	Chevron
Pacific Scirocco	2011	12,000	40,000	Total
Pacific Santa Ana	2011	12,000	40,000	Chevron
Pacific Sharav	2014	12,000	40,000	Chevron
Pacific Mistral	2011	12,000	37,500	Available
Pacific Khamsin	2013	12,000	40,000	Available
Pacific Meltem	2014	12,000	40,000	Available
(a) Maximum water depth could be extended to up to 12,000 feet with drillship modifications.
Fleet Status
The status of our fleet as of April 29, 2016 is as follows:

•	The Pacific Bora entered service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron Corporation (“Chevron”), which has been extended through August 2016.

•
The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a contract with a subsidiary of Total S.A. (“Total”). We received notification from Total of its intent to terminate the drilling contract for the Pacific Scirocco for convenience with effect as of May 19, 2016, and affirming its commitment to honor the contract terms, which provide for payment of 80% of the current dayrate for the remainder of the term through January 19, 2017. We continue to engage in discussions with Total regarding alternatives to early termination.

•	The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 and is operating under a five-year contract with a subsidiary of Chevron through May 2017.

•	The Pacific Sharav entered service in the U.S. Gulf of Mexico on August 27, 2014 and is operating under a five-year contract with a subsidiary of Chevron through September 2019.

•	The Pacific Mistral completed its three-year contract with Petrobras in Brazil on February 5, 2015 and is currently idle in Aruba while actively seeking a contract.

•	The Pacific Khamsin completed its two-year contract with a subsidiary of Chevron in December 2015 and is currently in transition to Cyprus while actively seeking a contract.

•	The Pacific Meltem is currently idle in Aruba while actively seeking a contract.

Significant Developments

See Note 11 to our unaudited condensed consolidated financial statements.
General Industry Trends and Outlook

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs, which are influenced by various factors. Since the latter half of 2014, oil prices have exhibited great volatility, declining significantly. Although dayrates and utilization for modern drillships have in the past been less sensitive to short-term oil price movements than those of older or less capable drilling rigs, the recent sustained declines in oil prices has rendered many deepwater projects less attractive to our customers and significantly impacted the number of projects available for modern drillships. The duration of weakness in oil prices remains uncertain.

Drilling Rig Supply
Across the industry, there have been no orders placed since April 2014 to build additional high-specification semi-submersibles or drillships, and within the last year, there have been several delays in delivery dates and canceled orders for new drillships. We estimate there are approximately 43 high-specification ultra-deepwater rigs delivered or scheduled for delivery from April 1, 2016 until the end of 2018, at least 17 of which have not yet been announced as being under contract for clients. Additionally, as a result of significantly reduced contracting activity, 25-30 rigs in the ultra-deepwater drilling industry sector have been removed from the actively marketed fleet through cold stacking or scrapping. This trend, along with additional delays in delivery dates and cancellations of existing orders for high-specification rigs, could continue as the offshore drilling market remains weak. The supply of high-specification units through the end of 2018 can be estimated as a range between 110 and 125. Beyond this time frame, the supply is uncertain and any projections have diminished predictive value.
Drilling Rig Demand
Demand for our drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which has decreased or been delayed significantly as result of the sustained decline in oil prices. The type of projects that modern drillships undertake are generally located in deeper water, in more remote locations, and are more capital intensive and longer lasting than those of older or less capable drilling rigs. Our clients’ drilling programs are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, advances in drilling technology, and emphasis on deepwater and high-specification exploration and production versus other areas.
Overall, 2015 saw an extremely slow pace for high-specification contracting activity compared to prior years and this trend continued in the first quarter of 2016. We expect contracting activity to remain slow for the remainder of 2016.
Supply and Demand Balance
Since the start of the market downturn in 2014, capital expenditure budgets have significantly declined for many exploration and production companies, and we currently see utilization of the industry’s modern drillships below 80%, which we expect to continue through 2016.
We estimate that through the end of 2016, approximately 30 - 35 high-specification rigs without currently confirmed client contracts will be available to commence operations. Additionally, multiple older, lower-specification ultra-deepwater and mid-water drillships and semisubmersibles have recently completed contracts without follow-on contracts. The imbalance of supply and demand has exerted considerable pressure on the market and resulted in very few signed drilling contracts and significantly lower dayrates than in past years for those rigs entering into new contracts. While recent scrapping and cold stacking of older assets have lowered the total rig supply, supply of drilling rigs continues to exceed demand. We believe that the industry will need to see a steady increase in oil prices and continue to remove additional rigs from supply in order to rebalance the global fleet.
For more information on this and other risks to our business and our industry, please read Item 3.D, “Risk Factors” in our 2015 Annual Report.
Contract Backlog
Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of April 29, 2016 our contract backlog was approximately $1.1 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Santa Ana, and the Pacific Sharav under drilling contracts with Chevron and payments we expect to receive for the Pacific Scirocco from Total. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contract.
The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors. Our contracts customarily provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damages periods, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our $1.1 billion contract backlog as of April 29, 2016, are as follows:

Rig	Contracted Location	Client	Contract Backlog(a)	Contractual Dayrate(a)(b)	Average Contract Backlog Revenue Per Day(a)	Actual Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$71,390	$586	$602	August 26, 2011	5 years
Pacific Scirocco(c)	(c)	(c)	$107,261	(c)	(c)	(c)	(c)
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$203,563	$486	$559	March 21, 2012	5 years and 38 days
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$739,632	$556	$609	August 27, 2014	5 years
__________________________

(a)	In thousands. Based on signed drilling contracts and signed commitments as further described above.

(b)	Based on current contractual dayrate amounts, subject to any applicable escalation provisions.

(c)
We received notification from Total of its intent to terminate the drilling contract for the Pacific Scirocco for convenience with effect as of May 19, 2016, and affirming its commitment to honor the contract terms, which provide for payment of 80% of the current dayrate for the remainder of the term through January 19, 2017. We continue to engage in discussions with Total regarding alternatives to early termination. These dayrate amounts are included in our contract backlog as reflected above.

Results of Operations
Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2015
The following table provides a comparison of our condensed consolidated results of operations for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$205,378	$283,392	$(78,014)	28%
Costs and expenses
Operating expenses	(78,973)	(117,669)	38,696	33%
General and administrative expenses	(15,126)	(16,366)	1,240	8%
Depreciation expense	(68,076)	(57,072)	(11,004)	19%
	(162,175)	(191,107)	28,932	15%
Operating income	43,203	92,285	(49,082)	53%
Other income (expense)
Interest expense	(45,493)	(36,709)	(8,784)	24%
Other income (expense)	1,632	(2,051)	3,683	180%
Income (loss) before income taxes	(658)	53,525	(54,183)	101%
Income tax expense	(1,853)	(1,795)	(58)	3%
Net income (loss)	$(2,511)	$51,730	$(54,241)	105%
Revenues. The decrease in revenues for the three months ended March 31, 2016 resulted primarily from the Pacific Khamsin and the Pacific Mistral being idle during the period, as compared to the three months ended March 31, 2015. The decrease was partially offset by higher revenue efficiency for our operating rigs.
During the three months ended March 31, 2016, our operating fleet of drillships achieved an average revenue efficiency of 97.7% compared to 95.2% for the three months ended March 31, 2015. Revenue efficiency is defined as the actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period.
Contract drilling revenue for the three months ended March 31, 2016 and 2015 also included amortization of deferred revenue of $12.7 million and $22.7 million and reimbursable revenues of $5.0 million and $5.9 million, respectively. The decrease in the amortization of deferred revenue was primarily due to completion of the primary contract term for the Pacific Mistral in February 2015 and the Pacific Khamsin in December 2015. Reimbursable revenues represent the gross amount earned related to costs for the purchase of supplies, equipment, personnel services and other services provided at the request of our clients that are beyond the initial scope of the drilling contract. The decrease in reimbursable revenues was related to corresponding decreases in reimbursable costs incurred.
Operating expenses. The following table summarizes operating expenses:

	Three Months Ended March 31,
	2016	2015
	(in thousands)
Direct rig related operating expenses, net	$63,036	$94,070
Reimbursable costs	5,022	5,809
Shore-based and other support costs	8,080	9,307
Amortization of deferred costs	2,835	8,483
Total	$78,973	$117,669
The decrease in direct rig related operating expenses for the three months ended March 31, 2016, as compared to the three months ended March 31, 2015, resulted from lower operating costs for the Pacific Mistral and the Pacific Khamsin subsequent to completion of their respective contracts and cost saving measures implemented for both operating and idle drillships.
Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.
The decrease in amortization of deferred costs was primarily due to completion of the primary contract term for the Pacific Mistral in February 2015 and the Pacific Khamsin in December 2015.
Direct rig related operating expenses and shore-based and other support costs divided by the number of operating and idle rig days were as follows:

	Three Months Ended March 31,
	2016	2015
	(in thousands, amounts per operating rig per day)
Direct rig related operating expenses, net	$99.0	$174.2
Shore-based and other support costs	12.7	17.2
Total	$111.7	$191.4
The decrease in direct rig related operating expenses per operating rig per day for the three months ended March 31, 2016, as compared to the same period in 2015, was attributable to lower costs on idle drillships during the first quarter of 2016, and fleet wide cost saving measures implemented.
The decrease in shore-based and other support costs per operating rig per day for the three months ended March 31, 2016, as compared to the same period in 2015, was due to reductions in Brazil and Nigeria office costs, and the implementation of cost saving measures.
General and administrative expenses. The decrease in general and administrative expenses for the three months ended March 31, 2016, as compared to the three months ended March 31, 2015, resulted from our cost saving measures.
Depreciation expense. The increase in depreciation expense for the three months ended March 31, 2016, as compared to the same period in 2015, related to depreciation expense incurred on the Pacific Meltem, after being placed into service on August 25, 2015.
Interest expense. The following table summarizes interest expense:

	Three Months Ended March 31,
	2016	2015
	(in thousands)
Interest	$(43,452)	$(47,283)
Realized losses on interest rate swaps	(2,041)	(2,402)
Capitalized interest	—	12,976
Interest expense	$(45,493)	$(36,709)
The increase in interest expense for the three months ended March 31, 2016, as compared to the same period of 2015, was due to a reduction in capitalized interest on the Pacific Meltem and the Pacific Zonda.
Other income (expense). The change in other income (expense) primarily related to currency exchange fluctuations.
Income taxes. In accordance with GAAP, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. The tax impacts of such unusual or infrequent items are treated discretely in the quarter in which they occur. During the three months ended March 31, 2016 and 2015, our effective tax rate was (281.6)% and 3.4%, respectively. Excluding $1.6 million of discrete items, which primarily consisted of tax expense related to the vesting of equity-based compensation, our effective tax rate for the three months ended March 31, 2016 was (35.0)%. Although the amount of the discrete items was low, they had a significant impact on our effective tax rate as result of the relatively low level of pre-tax book income during the quarter.
The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Additionally, pre-tax book losses typically result in negative effective tax rates. The decrease in our effective tax rate for the three months ended March 31, 2016 to negative levels, as compared to the three months ended March 31, 2015 was the result of our idle drillships, which are generating losses for which no tax benefit is expected.
Liquidity and Capital Resources
Liquidity
As of March 31, 2016, we had $407.3 million of cash and cash equivalents. In addition, as of April 29, 2016, we have access to borrow up to $500.0 million under our 2013 Revolving Credit Facility, less outstanding borrowings of $285.0 million, subject to the restrictions described further in our 2015 Annual Report. The 2013 Revolving Credit Facility matures in June 2018.
Our liquidity requirements include meeting ongoing working capital needs, repaying our outstanding indebtedness and maintaining adequate credit facilities or cash balances to compensate for the effects of fluctuations in operating cash flows. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and debt repayments. Our ability to meet these liquidity requirements will depend in large part on our future operating and financial performance as well as market conditions, including our ability to enter into new drilling contracts for our vessels.

Primary sources of funds for our short-term liquidity needs are expected to be our cash balances and cash flow generated from operating and financing activities, which includes availability under the 2013 Revolving Credit Facility. We believe that these sources will provide sufficient liquidity over the next twelve months to fund our working capital needs and scheduled payments on our long-term debt. We expect to fund our long-term liquidity requirements through operating and financing activities.
Sources and Uses of Cash
The following table provides a comparison of our net cash provided by operating activities for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015	Change
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$(2,511)	$51,730	$(54,241)
Depreciation expense	68,076	57,072	11,004
Amortization of deferred revenue	(12,658)	(22,689)	10,031
Amortization of deferred costs	2,835	8,483	(5,648)
Amortization of deferred financing costs	3,625	2,725	900
Amortization of debt discount	323	227	96
Deferred income taxes	1,715	(5,507)	7,222
Share-based compensation expense	2,164	3,107	(943)
Changes in operating assets and liabilities, net	23,134	52,788	(29,654)
Net cash provided by operating activities	$86,703	$147,936	$(61,233)

The decrease in net cash provided by operating activities resulted primarily from the Pacific Khamsin and the Pacific Mistral being idle for the three months ended March 31, 2016.
The following table provides a comparison of our net cash used in investing activities for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(28,588)	$(57,503)	$28,915
Net cash used in investing activities	$(28,588)	$(57,503)	$28,915
The decrease in capital expenditures resulted primarily from no newbuild drillship construction activities in the first quarter of 2016. Capital expenditures for the three months ended March 31, 2016 primarily consisted of the purchases of fleet spare equipment committed to in prior years to support our operations.
The following table provides a comparison of our net cash provided by (used in) financing activities for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015	Change
	(in thousands)
Cash flow from financing activities:
Net payments from shares issued under share-based compensation plan	$—	$(42)	$42
Proceeds from long-term debt	235,000	180,000	55,000
Payments on long-term debt	(1,875)	(288,375)	286,500
Payments for financing costs	—	(500)	500
Purchases of treasury shares	—	(16,442)	16,442
Net cash provided by (used in) financing activities	$233,125	$(125,359)	$358,484
The increase in cash from financing activities during the three months ended March 31, 2016, as compared to the same period in 2015, resulted from a $235.0 million draw down under our 2013 Revolving Credit Facility, lower scheduled debt payments and no share repurchases.
Description of Indebtedness
7.25% Senior Secured Notes due 2017. In November 2012, Pacific Drilling V Limited, our indirect, wholly-owned subsidiary, completed a private placement to eligible purchasers of $500.0 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017 to fund the final construction costs related to the Pacific Khamsin. The 2017 Senior Secured Notes bear interest at 7.25% per annum, which is payable semiannually on June 1 and December 1, and mature on December 1, 2017.
Senior Secured Credit Facility Agreement. On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, and we, as guarantor, entered into the SSCF with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem. In 2015, we completed the final drawdown under this facility, resulting in a cumulative total drawdown of $985.0 million. As of March 31, 2016, the outstanding balance under the SSCF was $857.1 million.
5.375% Senior Secured Notes due 2020. On June 3, 2013, we completed a private placement to eligible purchasers of $750.0 million in aggregate principal amount of 5.375% Senior Secured Notes due 2020. The 2020 Senior Secured Notes were sold at par, bear interest at 5.375% per annum, which is payable semiannually on June 1 and December 1, and mature on June 1, 2020.
Senior Secured Term Loan B due 2018. On June 3, 2013, we entered into a $750.0 million senior secured term loan. The Senior Secured Term Loan B matures on June 3, 2018.

2013 Revolving Credit Facility. On June 3, 2013, we entered into the 2013 Revolving Credit Facility which, as amended permits loans to be extended up to a maximum limit of $500.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit. As of March 31, 2016, the outstanding balance under the 2013 Revolving Credit Facility was $285.0 million.

For additional information, see Note 4 to our unaudited condensed consolidated financial statements included in this Form 6-K and Note 5 to our consolidated financial statements included in our 2015 Annual Report.
Customs Bonds
As of March 31, 2016, we were contingently liable under certain customs bonds totaling approximately $154.9 million issued as security in the normal course of our business. See Note 9 to our unaudited condensed consolidated financial statements.
Derivative Instruments and Hedging Activities
We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 7 to our unaudited condensed consolidated financial statements.
Off-Balance Sheet Arrangements
Currently, we do not have any off-balance sheet arrangements.
Contractual Obligations
The table below sets forth our contractual obligations as of March 31, 2016:

	Remaining nine months	For the years ending December 31,
Contractual Obligations	2016	2017-2018	2019-2020	Thereafter	Total
	(in thousands)
Long-term debt(a)	$87,708	$1,672,917	$1,360,833	$—	$3,121,458
Interest on long-term debt(b)	125,988	253,855	72,662	—	452,505
Operating leases	1,814	4,543	4,204	8,102	18,663
Purchase obligations(c)	52,058	261	—	—	52,319
Total contractual obligations(d)	$267,568	$1,931,576	$1,437,699	$8,102	$3,644,945
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(a)	Includes current maturities of long-term debt. Amounts are based on principal balances, excluding debt discounts.

(b)
Interest payments are based on our existing outstanding borrowings as of March 31, 2016. Amounts assume no refinancing of existing long-term debt and no prepayments. For fixed rate debt, interest has been calculated using stated rates. For variable rate LIBOR based debt, interest has been calculated using current LIBOR as of March 31, 2016 and includes the impact of our outstanding interest rate swaps.

(c)
Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.

(d)
Contractual obligations do not include approximately $28.1 million of liabilities from unrecognized tax benefits related to uncertain tax positions, inclusive of interest and penalties, included on our condensed consolidated balance sheet as of March 31, 2016. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables.

Critical Accounting Estimates and Policies
The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, long-term receivable, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.
For a discussion of the critical accounting policies and estimates that we use in the preparation of our unaudited condensed consolidated financial statements, see Item 5, “Operating and Financial Review and Prospects—Critical Accounting Estimates and Policies” in our 2015 Annual Report. During the three months ended March 31, 2016, there have been no material changes to the judgments, assumptions and estimates upon which our critical accounting estimates are based. Significant accounting policies and recently issued accounting standards are discussed in Note 2 to our unaudited condensed consolidated financial statements in this Form 6-K and in Note 2 to our consolidated financial statements included in our 2015 Annual Report.

FORWARD-LOOKING STATEMENTS
Certain statements and information contained in this Form 6-K constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.
Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; our ability to repay our debt; expected capital expenditures and projected costs and savings.
Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control.
Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of market changes or other reasons; and the other risk factors described in our filings with the SEC, including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Item 3 — Quantitative and Qualitative Disclosure about Market Risk
We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.
Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. As of March 31, 2016, our net exposure to floating interest rate fluctuations on our outstanding debt was $607.5 million, based on floating rate debt of $1,720.0 million less the $1,112.5 million notional principal of our floating to fixed interest rate swaps. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $6.1 million on an annual basis as of March 31, 2016.
Foreign Currency Exchange Rate Risk. We are exposed to foreign exchange risk associated with our international operations. For a discussion of our foreign exchange risk, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2015 Annual Report. There have been no material changes to these previously reported matters during the three months ended March 31, 2016.

PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
See Note 9 to our unaudited condensed consolidated financial statements.
Item 1A — Risk Factors

In addition to the other information set forth in this report, you should carefully consider the risk factors previously disclosed under Item 3, “Risk Factors” in our 2015 Annual Report, which could materially affect our business, financial condition or future results. During the three months ended March 31, 2016, there have been no significant changes in our risk factors as described in our 2015 Annual Report.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 — Defaults Upon Senior Securities
None.
Item 4 — Mine Safety Disclosures
Not applicable.
Item 5 — Other Information
None.
Item 6 — Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	May 6, 2016	By	/s/ Paul T. Reese
Paul T. Reese
Chief Financial Officer